UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 20, 2021, GasLog Ltd. (the “Company”), GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), and GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”), entered into Amendment No. 1 to that certain agreement and plan of merger, by and among the Company, Parent and Merger Sub, dated as of February 21, 2021 (such amendment, the “Amendment”).

A copy of the Amendment is attached as Exhibit 2.1 hereto and incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description
2.1

Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, dated as of April 20, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021

GASLOG LTD.,

	by	/s/ Paul A. Wogan
		Name:	Paul A. Wogan
		Title:	Chief Executive Officer